VF 3-5-03

**AA 3/3/03

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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03011202

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48984

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Jackson National Life Distributors Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

401 Wilshire Blvd, Suite 1200
(No. and Street)

Santa Monica (City) CA (State) 90401 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Stephan R. Pene (310) 899-8672
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

355 South Grand, Suite 2000 (Address) Los Angeles (City), CA (State) 90071 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 12 2003
THOMSON FINANCIAL

RECD S.E.C.
FEB 27 2003
1086

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Stephan R. Pene, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Jackson National Life Distributors, Inc., as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Stephan R. Pene
Signature

Vice President, Controller
Title

Cindy Atencio
Notary Public

CINDY ATENCIO
Commission # 1280248
Notary Public - California
Los Angeles County
My Comm. Expires Oct 13, 2004

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

JACKSON NATIONAL LIFE DISTRIBUTORS, INC.

(A Wholly Owned Subsidiary of Jackson National Life Insurance Company)

Financial Statements and Supplementary Information

(With Independent Auditors' Report Thereon
and Supplemental Report on Internal Control)

December 31, 2002

JACKSON NATIONAL LIFE DISTRIBUTORS, INC.
(A Wholly Owned Subsidiary of Jackson National Life Insurance Company)

Index to Financial Statements and Supplementary Information

355 South Grand Avenue
Suite 2000
Los Angeles, CA 90071-1568

Independent Auditors' Report

The Board of Directors and Stockholder
Jackson National Life Distributors, Inc.:

We have audited the accompanying statement of financial condition of Jackson National Life Distributors, Inc. (a wholly owned subsidiary of Jackson National Life Insurance Company) as of December 31, 2002 and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Jackson National Life Distributors, Inc. as of December 31, 2002 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The Company is a member of a group of affiliated companies and, as disclosed in the financial statements, has extensive transactions and relationships with members of the group. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in schedules I and II is presented by management for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

KPMG LLP

January 24, 2003

JACKSON NATIONAL LIFE DISTRIBUTORS, INC.
(A Wholly Owned Subsidiary of Jackson National Life Insurance Company)

Statement of Financial Condition

December 31, 2002

Assets

Cash and cash equivalents	$	223,057
Other receivables		66,214
	$	289,271

Liabilities and Stockholder's Equity

Liabilities:		
Payables to affiliates	$	76,169
Taxes payable		29,174
		105,343
Stockholder's equity:		
Common stock, $1 par value. Authorized 20,000 shares; issued and outstanding 5,000 shares		5,000
Additional paid-in capital		95,000
Retained earnings		83,928
Total stockholder's equity		183,928
	$	289,271

See accompanying notes to financial statements.

JACKSON NATIONAL LIFE DISTRIBUTORS, INC.
(A Wholly Owned Subsidiary of Jackson National Life Insurance Company)

Statement of Operations

Year ended December 31, 2002

Revenues:		
Service fee income and expense reimbursement, from affiliate	$	73,882,716
12b-1 fee income		1,076,543
Interest income		9,161
Total revenues		74,968,420
Expenses:		
Commissions expense		29,214,069
Compensation and benefits		17,709,431
Marketing		6,961,644
Printing		3,343,788
Travel and entertainment		4,358,165
Literature distribution		3,212,203
Occupancy expenses		6,398,215
Other expenses		3,570,195
Total expenses		74,767,710
Pretax income		200,710
Income tax expense		81,269
Net income	$	119,441

See accompanying notes to financial statements.

JACKSON NATIONAL LIFE DISTRIBUTORS, INC.
(A Wholly Owned Subsidiary of Jackson National Life Insurance Company)

Statement of Changes in Stockholder's Equity

Year ended December 31, 2002

	Common stock					
	Shares outstanding		**Amount**	**Additional paid-in capital**	**Retained earnings**	**Total stockholder's equity**
Balances at December 31, 2001	5,000	$	5,000	95,000	364,487	464,487
Contribution	—		—	—	200,000	200,000
Distribution	—		—	—	(600,000)	(600,000)
Net income	—		—	—	119,441	119,441
Balances at December 31, 2002	5,000	$	5,000	95,000	83,928	183,928

See accompanying notes to financial statements.

JACKSON NATIONAL LIFE DISTRIBUTORS, INC.
(A Wholly Owned Subsidiary of Jackson National Life Insurance Company)

Statement of Cash Flows

Year ended December 31, 2002

Cash flows from operating activities:		
Net income	$	119,441
Adjustments to reconcile net income to net cash used in operating activities:		
Changes in assets and liabilities:		
Increase in other receivables		(66,214)
Decrease in taxes payable		(20,546)
Decrease in payable to affiliates		(106,465)
Net cash used in operating activities		(73,784)
Cash flows from financing activities:		
Distribution		(600,000)
Net cash used in financing activities		(600,000)
Decrease in cash and cash equivalents		(673,784)
Cash and cash equivalents at beginning of year		896,841
Cash and cash equivalents at end of year	$	223,057
Supplemental cash flow information:		
Taxes paid, net of refunds	$	101,815
Noncash contribution		200,000

See accompanying notes to financial statements.

(1) Nature of Operations and Significant Accounting Policies

Jackson National Life Distributors, Inc. (JNLDI), a registered broker-dealer under the Securities Exchange Act of 1934, serves as the principal distributor and sales and marketing organization for the Jackson National Life Insurance Company (Jackson National) insurance and annuity products, which are regulated under federal securities laws. JNLDI is a wholly owned subsidiary of Jackson National, which in turn is a wholly owned subsidiary of Prudential plc.

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America which require the use of estimates made by management. Actual results may differ from those estimates.

(2) Service Fee Income and Expense Reimbursement from Affiliate

JNLDI has a Cost Allocation Agreement with Jackson National whereby JNLDI assists in making arrangements with broker-dealers for the distribution of Jackson National insurance and annuity products and in promoting the sale thereof, through such broker-dealers. Pursuant to the agreement, JNLDI is required to perform various services including: technical assistance, training, and recruiting of qualified representatives. For services provided under this agreement, and for reimbursement of expenses incurred, JNLDI was compensated $73,882,716 for 2002.

Jackson National provides personnel, services, and office space to JNLDI under the agreement which is considered by management to be reasonable to both parties. JNLDI reimburses Jackson National for administrative expenses, primarily representing salaries, employee benefits, and other promotional expenses, which are initially paid by Jackson National. In addition, Jackson National provides certain other management functions for which no expenses are allocated.

(3) Income Taxes

JNLDI files its federal and state income tax returns on a separate-entity basis. Deferred tax assets and liabilities, if any, are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. At December 31, 2002, there were no temporary differences that gave rise to deferred tax assets or liabilities.

Income tax expense of the Company for the year ended December 31, 2002 is comprised of the following:

Current:		
Federal	$	64,314
State		16,955
Total	$	81,269

(Continued)

The total income tax provision differs from the amount computed by applying the statutory federal income tax rate of 35% for the following reasons:

Expected income tax expense	$	70,249
State income taxes		11,020
Total income tax expense	$	81,269

The Company has current taxes payable of $29,174 as of December 31, 2002.

(4) Net Capital Requirements

JNLDI is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) which requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. On December 31, 2002, JNLDI's ratio of aggregate indebtedness to net capital was 0.57 to 1 and net capital was $183,633, which was $176,610 in excess of the minimum capital required of $7,023.

During the year ended December 31, 2002, Jackson National forgave $200,000 of intercompany payables which was recognized as a capital contribution. Also, during the year ended December 31, 2002, JNLDI paid a cash dividend of $600,000 to Jackson National.

Schedule I

JACKSON NATIONAL LIFE DISTRIBUTORS, INC.

(A Wholly Owned Subsidiary of Jackson National Life Insurance Company)

Computation of Net Capital under Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2002

Net capital:		
Total stockholder's equity	$	183,928
Deduct stockholder's equity not allowable for net capital		—
Total stockholder's equity qualified for net capital		183,928
Deduction of total nonallowable assets		—
Net capital before haircuts on securities positions		183,928
Haircuts on securities		295
Net capital	$	183,633
Aggregate indebtedness	$	105,343
Total aggregate indebtedness	$	105,343
Computation of basic net capital requirement:		
Minimum net capital required (6-2/3% of total aggregate indebtedness)	$	7,023
Minimum net capital requirement of reporting broker or dealer		5,000
Excess net capital		176,610
Excess net capital at 1,000%		173,099
Ratio: Aggregate indebtedness to net capital		57%

Note: The computation of net capital under Rule 15c-1 as of December 31, 2002, computed by the Company, in its Form X-17a-5, Part II, filed with NASD Regulation, Inc. on January 23, 2003, does not differ from the above calculation which is based upon audited financial statements.

See accompanying independent auditors' report.

Schedule II

JACKSON NATIONAL LIFE DISTRIBUTORS, INC.

(A Wholly Owned Subsidiary of Jackson National Life Insurance Company)

Statement Regarding Rule 15c3-3 of the
Securities and Exchange Commission

December 31, 2002

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) of that rule.

See accompanying independent auditors' report.

KPMG

355 South Grand Avenue
Suite 2000
Los Angeles, CA 90071-1568

Independent Auditors' Report on Internal Control Required by Rule 17a-5 of the Securities Exchange Act of 1934 for a Broker-Dealer Claiming an Exemption from Rule 15c3-3 of the Securities and Exchange Commission

The Board of Directors and Stockholder
Jackson National Life Distributors, Inc.:

In planning and performing our audit of the financial statements and supplemental schedules of Jackson National Life Distributors, Inc. (the Company) (a wholly owned subsidiary of Jackson National Life Insurance Company) as of and for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the board of governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers-dealers and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

January 24, 2003